Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		June 30, 2017	December 31, 2016
		$	$

ASSETS	Note

Cash and cash equivalents		894,306	611,690
Short-term investments	3	4,643,780	6,157,263
Marketable securities	4	433,600	454,500
Other assets		165,849	137,754
CURRENT ASSETS		6,137,535	7,361,207

Exploration and evaluation assets	5	39,719,430	38,722,318

ASSETS		45,856,965	46,083,525

LIABILITIES

Accounts payable and accrued liabilities		863,305	706,293

LIABILITIES		863,305	706,293

SHAREHOLDERS’ EQUITY

Share capital	6	107,181,891	105,963,093
Contributed surplus		32,842,934	32,984,958
Deficit		(95,031,165)	(93,570,819)

SHAREHOLDERS’ EQUITY		44,993,660	45,377,232

LIABILITIES AND SHAREHOLDERS’ EQUITY		45,856,965	46,083,525

Approved by the Board of Directors

Robert Gayton (signed)	Director	Klaus Zeitler (signed)	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Filing and regulatory fees	37,811	27,233	177,394	143,443
Office and administration	48,094	33,790	128,418	96,368
Professional fees	28,087	35,514	55,733	74,188
Rent and utilities	28,064	40,874	56,129	96,482
Share-based payments	92,903	35,375	188,778	75,100
Shareholder communication and travel	198,230	61,127	311,778	140,909
Wages and benefits	260,800	269,231	542,461	540,922

CORPORATE EXPENSES	693,989	503,144	1,460,691	1,167,412

Foreign exchange loss (gain)	4,122	1,050	4,022	24,204
Interest income	(10,496)	(25,030)	(25,267)	(52,105)
Loss (gain) on marketable securities	4,200	(166,500)	20,900	(124,500)

LOSS AND COMPREHENSIVE LOSS	691,815	312,664	1,460,346	1,015,011

Basic and diluted loss per share	0.01	-	0.02	0.01

Weighted average number of common shares outstanding	95,179,979	94,242,365	95,131,532	94,218,650

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,		2017	2016
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(1,460,346)	(1,015,011)

ITEMS NOT AFFECTING CASH
Share-based payments		188,778	75,100
Unrealized loss(gain) on marketable securities		20,900	(124,500)
		209,678	(49,400)

Change in non-cash working capital items		27,264	(85,417)

OPERATING ACTIVITIES		(1,223,404)	(1,149,828)

FINANCING ACTIVITIES
Exercise of stock options	7	847,167	110,400

FINANCING ACTIVITIES		847,167	110,400

INVESTING ACTIVITIES
Redemption of short-term investments		1,475,000	1,500,000
Mineral property expenditures		(816,147)	(743,816)

INVESTING ACTIVITIES		658,853	756,184

CHANGE IN CASH AND CASH EQUIVALENTS		282,616	(283,244)

Cash and cash equivalents – Beginning		611,690	830,326

CASH AND CASH EQUIVALENTS - ENDING		894,306	547,082

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2015	94,194,936	105,113,340	32,799,280	(91,482,419)	46,430,201

Exercise of stock options	167,334	110,400	-	-	110,400
Transfer of stock option value	-	46,415	(46,415)	-	-
Share-based payments	-	-	94,045	-	94,045
Loss and comprehensive loss	-	-	-	(1,015,011)	(1,015,011)

JUNE 30, 2016	94,362,270	105,270,155	32,846,910	(92,497,430)	45,619,635

Shares issued for acquisition of mineral claims (note 6)	500,000	580,000	-	-	580,000
Exercise of stock options	103,332	78,999	-	-	78,999
Transfer of stock option value	-	33,939	(33,939)	-	-
Share-based payments	-	-	171,987	-	171,987
Loss and comprehensive loss	-	-	-	(1,073,389)	(1,073,389)

DECEMBER 31, 2016	94,965,602	105,963,093	32,984,958	(93,570,819)	45,377,232

Exercise of stock options	958,333	847,167	-	-	847,167
Transfer of stock option value	-	371,631	(371,631)	-	-
Share-based payments	-	-	229,607	-	229,607
Loss and comprehensive loss	-	-	-	(1,460,346)	(1,460,346)

JUNE 30, 2017	95,923,935	107,181,891	32,842,934	(95,031,165)	44,993,660

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on August 3, 2017.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

3.	SHORT-TERM INVESTMENTS

As at June 30, 2017, the Company had $4,625,000 (December 31, 2016 - $6,100,000) invested in Canadian dollar denominated guaranteed investment certificates (“GICs”). Interest is accrued during the GIC term. Accrued interest at June 30, 2017 was $18,780 (December 31, 2016 - $57,263).

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

4.	MARKETABLE SECURITIES

As at June 30, 2017, the Company held 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $400,000 (December 31, 2016 - $412,500), and 420,000 common shares of Copper North Mining Corp. with a market value of $33,600 (December 31, 2016 - $42,000).

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2015	36,389,795

Acquisition costs	617,767
Claims maintenance	21,314
Engineering	337,039
Permitting	766,263
Salary and wages	540,744
Share-based payments	49,396

DECEMBER 31, 2016	38,722,318

Claims maintenance	10,605
Engineering	87,513
Permitting	680,772
Salary and wages	177,393
Share-based payments	40,829

JUNE 30, 2017	39,719,430

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On November 9, 2016, the Company completed an agreement (the “Purchase Agreement”) with Cariboo Rose Resources Ltd. (“Cariboo Rose”) whereby Cariboo Rose exercised its option to acquire the 55 mineral claims known as the Casino B Claims.

As part of the Purchase Agreement, Western re-purchased nine of the Casino B Claims in exchange for 500,000 common shares of the Company. The common shares had a market value of $580,000 on the closing date of the transaction.

7.	STOCK OPTIONS

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2017 the Company could issue an additional 4,579,058 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2015	6,217,334	1.24

Granted	1,550,000	0.96
Exercised	(270,666)	0.70
Expired	(1,525,000)	2.84

DECEMBER 31, 2016	5,971,668	0.79

Exercised	(958,333)	0.88

JUNE 30, 2017	5,013,335	0.77

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2017 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50	750,001	0.50	3.11
$0.60 – 0.67	1,350,000	0.61	1.16
$0.80 – 0.88	1,263,334	0.84	1.13
$0.96	1,650,000	0.96	4.06

JUNE 30, 2017	5,013,335	0.77	2.40

Of the total stock options outstanding, 3,204,994 were vested and exercisable at June 30, 2017. The weighted average exercise price of vested stock options is $0.70 and the average remaining contractual life is 1.47 years.

8.	MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Salaries and director fees	202,230	209,340	416,181	425,465
Share-based payments	83,888	32,324	170,606	68,702

MANAGEMENT COMPENSATION	286,118	241,664	586,787	494,167

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

9.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada and all assets are held in Canada.

10.	CAPITAL MANAGEMENT

There has been no change in the Company’s approach to capital management during the three months ended June 30, 2017. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

11.	FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risk or management’s approach to those risks during the three months ended June 30, 2017.